UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NUMBER 1)

                          MERCHANTS CAPITAL CORPORATION
                       -----------------------------------
                                (Name of Issuer)


                     Common Stock, $5.00 Per Share Par Value
                    -----------------------------------------
                         (Title of Class of Securities)


                                    553991142
                        ------------------------------------
                                 (CUSIP Number)



                                 Cheryn L. Netz
                      Watkins Ludlam Winter & Stennis, P.A.
                             633 North State Street
                               Post Office Box 427
                             Jackson, MS 39205-0427
       -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices Communications)


                                January 17, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 553991142



1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons
         (Entities Only)

         Merchants Bank Trust Department as Executor of the J.E.
         Blackburn Estate
         ------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group* (a) [   ]
                                                           (b) [   ]
         ------------------------------------------------------------
3.       SEC Use Only
         ------------------------------------------------------------
4.       Source of Funds* (See instructions)
         ------------------------------------------------------------
5.       Check if Disclosure of Legal Proceeding is Required Pursuant
         to Item 2(d) or 2(e) [   ]
         ------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States
         ------------------------------------------------------------
         Number of                  7.      Sole Voting Power          -0-
         Shares                     ----------------------------------------
         Beneficially               8.      Shared Voting Power        -0-
         Owned by                   ----------------------------------------
         Each                       9.       Sole Dispositive Power    -0-
         Reporting                  ----------------------------------------
         Person With                10.     Shared Dispositive Power   -0-
         -------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         -0-
         ------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See instructions)                     [   ]
         ------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11) -0-
         ------------------------------------------------------------

14.      Type of Reporting Person (See instructions) BK
         ------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 553991142


Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $5.00 per share, (herein after referred to as the "Common Stock"), of Merchants Capital Corporation, Vicksburg, Mississippi (hereinafter referred to as the "Issuer"). The principal executive officers of the Issuer are as follows:

         Mr. Howell N. Gage, Chairman
         820 South Street
         Vicksburg, Mississippi 39180

         Mr. Joel H. Horton, President
         829 South Street
         Vicksburg, Mississippi 39180

         James R. Wilkerson, Jr., Secretary
         820 South Street
         Vicksburg, Mississippi 39180

Item 2.  Identity and Background.

         Name: Merchants Bank, Trust Department, as Executor of the J.E. Blackburn Estate, a national banking association organized under the laws of the United States.

         Principal business and office address:

                  820 South Street
                  Vicksburg, Mississippi 39180

         (d) Merchants Bank, N.A. Trust Department has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Merchants Bank, Trust Department has not, during the last five years, been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D


CUSIP NO. 553991142


Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.  The transfer of stock necessitating the filing of this
Schedule 13D is a result of the transfer of all of the Issuer Common Stock held by the Bank to the Blackburn Marital Trust and Blackburn Residuary Trust on January 17, 1996.

Item 4.  Purpose of the Transaction.

         See response to Item 3 above.


Item 5.  Interests in Securities of the Issuer.

         (a) Merchants Bank, Trust Department as Executor of the J.E. Blackburn Estate beneficially owns 0 shares of the Issuer Common
Stock outstanding.

         (b)      Not applicable.

         (c) No transactions in Issuer Common Stock were effected by Merchants Bank Trust Department as Executor of the J. E. Blackburn
Estate during the past sixty days or since the most recent filing of Schedule 13D.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Merchants  Bank Trust  Department  as  Executor  of the J.E.  Blackburn
Estate  is  not  a  party  to  any  contract,   arrangement,   understanding  or
relationship with respect to securities of the Issuer.

Item 7.  Material Required to Be Filed as Exhibits.

         None.

                                  SCHEDULE 13D


CUSIP NO. 553991142



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Merchants Bank Trust Department as
                                     Executor of the J.E. Blackburn
                                     Estate


                                  By: /s/ Rita K. Jones
                                     -----------------------------------
                                      Rita K. Jones
                                      Trust Officer

Dated as of March 9, 1998